EXHIBIT 99.2

LIMITED GUARANTEE

This LIMITED GUARANTEE, dated as of March 27, 2021 (as may be amended, restated, supplemented or otherwise modified, this “Limited Guarantee”), by each of the parties listed on Exhibit A hereto (each, a “Guarantor” and collectively, the “Guarantors”), is made in favor of Fly Leasing Limited, a Bermuda exempted company (the “Guaranteed Party”). Reference is hereby made to that certain Merger Agreement, dated as of the date hereof (as may be amended, restated, supplemented or otherwise modified, the “Merger Agreement”), by and among the Guaranteed Party, Carlyle Aviation Elevate Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Parent”), and Carlyle Aviation Elevate Merger Subsidiary Ltd., a Bermuda exempted company and a wholly-owned Subsidiary of Parent (“Merger Sub”). Except as otherwise specified herein, each capitalized term used in this Limited Guarantee and not defined herein shall have the meaning ascribed to such term in the Merger Agreement.

1.                  Limited Guarantee. As consideration for the Guaranteed Party entering into the Merger Agreement, each Guarantor hereby guarantees, severally and not jointly, to the Guaranteed Party, on the terms and subject to the conditions set forth herein, the due and punctual payment and performance of each of Parent’s obligations to (i) deposit (or cause to be deposited) with the Paying Agent cash in an amount sufficient to pay the aggregate Merger Consideration as set forth in Section 2.4(a) of the Merger Agreement and the holders of the canceled Company SARs all amounts payable pursuant to Section 2.2 of the Merger Agreement; (ii) pay Manager, on behalf of the Company, the change of control fee and the termination fee specified in Sections 5.1(b)(2) and 10.2(b), respectively, of the Management Agreement; (iii) pay the amounts that Parent is obligated to pay the Company or its Subsidiaries or their respective Representatives pursuant to Sections 5.18(e) and 5.18(f) of the Merger Agreement; and (iv) pay the fees and expenses that Parent is obligated to pay pursuant to Section 7.3 of the Merger Agreement (such amounts set forth in clauses (i) to (iv), as applicable, the “Guaranteed Obligation”), in each case, on the terms and subject to the conditions set forth in, the Merger Agreement, the BBAM Agreement, and this Limited Guarantee, in an amount equal to the percentage of the Maximum Aggregate Amount (as defined below) set forth opposite such Guarantor’s name on Exhibit A hereto with respect to the Guaranteed Obligation, as applicable (such amount with respect to each Guarantor is such Guarantor’s “Maximum Guarantor Amount” and such percentage set forth opposite such Guarantor’s name on Exhibit A hereto with respect to the Guaranteed Obligation, as applicable, such Guarantor’s “Pro Rata Percentage”); provided, that the maximum aggregate liability of each Guarantor hereunder shall not exceed such Guarantor’s Maximum Guarantor Amount and the maximum aggregate liability of the Guarantors hereunder shall not exceed $575,000,000 or such lesser amount sufficient to satisfy the obligations set forth in clause (i) through (iv) of this Section 1 of this Limited Guarantee (such amount referred to herein as the “Maximum Aggregate Amount”). Notwithstanding anything herein to the contrary, the Guaranteed Party acknowledges and agrees, on behalf of itself and its Related Persons (as defined below), that (x) this Limited Guarantee may not be enforced without giving full and absolute effect to the provisions of this Limited Guarantee limiting the Guarantors’ liability to the Maximum Aggregate Amount and limiting each Guarantor’s liability to such Guarantor’s Maximum Guarantor Amount and (y) the Guaranteed Party acknowledges and agrees that it will not, directly or indirectly, seek to enforce this Limited Guarantee in violation thereof. The Guaranteed Party hereby, on behalf of itself and its Related Persons, acknowledges and agrees that (A) the Guarantors shall in no event be required to pay to any Person or Persons in the aggregate more than the Maximum Aggregate Amount (and that no Guarantor shall be required to pay to any Person or Persons in the aggregate more than such Guarantor’s Maximum Guarantor Amount) under, in respect of, or in connection with, this Limited Guarantee, the Merger Agreement, or any other document or instrument delivered in connection herewith or therewith, or the transactions contemplated hereby or thereby (or the termination or abandonment thereof), and (B) no Guarantor shall have any obligation or liability to any Person under this Limited Guarantee, the Merger Agreement or any other document or instrument delivered in connection herewith or therewith, or the transactions contemplated hereby or thereby (or the termination or abandonment thereof), other than as expressly set forth herein. In addition, the Guaranteed Party hereby, on behalf of itself and its Related Persons, agrees and acknowledges that (a) no Guarantor shall be required hereunder to pay (1) more than such Guarantor’s Pro Rata Percentage of the Maximum Aggregate Amount or (2) any amounts required to be paid by any other Guarantor hereunder and (b) no demand by the Guaranteed Party shall be made, directly or indirectly, on any Guarantor hereunder unless demand is also made on each other Guarantor in accordance with their respective Pro Rata Percentages of the Guaranteed Obligation in accordance with the terms and conditions set forth herein. Notwithstanding anything to the contrary contained in this Limited Guarantee, the Merger Agreement, or any other document or instrument delivered in connection herewith or therewith or otherwise, the Guaranteed Party hereby agrees, on behalf of itself and its Related Persons, that to the extent Parent is actually relieved of all or any portion of its payment or performance obligations under the Merger Agreement, by satisfaction or by the Guaranteed Party’s written waiver thereof or otherwise, the Guarantors shall be similarly relieved, only to such extent, of their respective obligations under this Limited Guarantee.

2.                  Terms of Limited Guarantee; Recovery Claim.

(a)           This Limited Guarantee is a primary and original obligation of the Guarantors and is an absolute and irrevocable guarantee of payment and performance (subject to this Limited Guarantee’s terms and conditions and the terms and conditions of the Merger Agreement) and not of collection, and the obligations of the Guarantors hereunder shall transfer, automatically and without any further action by the Guarantors or Parent, to any assignee of Parent’s obligations under the Merger Agreement. Notwithstanding anything herein to the contrary, each party acknowledges and agrees, on behalf of itself and its Related Persons, that each Guarantor may only assert, as a defense to, or release or discharge of, any payment or performance by such Guarantor hereunder (i) actual fraud by the Guaranteed Party, (ii) defenses to the payment of the Guaranteed Obligation that are expressly available to Parent under the Merger Agreement, (iii) breach by the Guaranteed Party of this Limited Guarantee or (iv) payment of the Guaranteed Obligation.

(b)           The Guarantors acknowledge and agree that their respective obligations hereunder shall not be released or discharged in whole or in part, or otherwise affected by:

(i)          any change in the corporate existence, structure or ownership of Parent or any Guarantor or any insolvency, bankruptcy, reorganization or other similar proceeding of Parent or any Guarantor or any of their Related Persons or affecting any of their respective assets;

(ii)         any change in the manner, place or terms of payment or performance, or any change or extension of the time of payment or performance of, renewal or alteration of, the Guaranteed Obligation, any liability incurred directly or indirectly in respect thereof, or any amendment or waiver in accordance with the terms and conditions of the Merger Agreement or the documents entered into in connection therewith, in each case, made in accordance with the terms thereof;

(iii)        the right by statute or otherwise to require the Guaranteed Party to institute suit against Parent or any of its Related Persons or to exhaust any rights and remedies which the Guaranteed Party has or may have against Parent or any of its Related Persons;

(iv)        the existence of any claim, set-off or other right that the Guarantors may have at any time against the Guaranteed Party;

(v)         any other act or omission that may or might in any manner or to any extent vary the risk of the Guarantors or otherwise operate as a discharge of the Guarantors as a matter of law or equity other than (v) payment of the Guaranteed Obligation in accordance with the terms of the Merger Agreement, (w) as a result of defenses to payment of the Guaranteed Obligation to the extent available to Parent under the Merger Agreement, (x) payment of the Maximum Aggregate Amount, (y) the termination of this Limited Guarantee in accordance with its terms, or (z) as expressly permitted by defenses to the payment of the Guarantors’ obligations under this Limited Guarantee;

(vi)        the adequacy of any other means the Guaranteed Party may have of obtaining repayment of any of the Guaranteed Obligation; or

(vii)       the addition, substitution or release of any Person interested in the transactions contemplated by the Merger Agreement.

Notwithstanding the foregoing or anything to the contrary in this Limited Guarantee, the Guarantors shall be immediately fully released and discharged hereunder without the need for any further action by any Person if the Guaranteed Obligation is paid in full by Parent or any other Person.

(c)           The Guarantors waive promptness, diligence, notice of acceptance of this Limited Guarantee and of the Guaranteed Obligation, presentment, demand for payment, notice of nonperformance, default, dishonor and protest, notice of the incurrence of any Guaranteed Obligation and all other notices of any kind (except for notices to be provided to Parent pursuant to the Merger Agreement), all defenses which may be available by virtue of any stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshaling of assets of Parent or any other Person interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (in each case, other than (i) actual fraud by the Guaranteed Party, (ii) defenses to the payment of the Guaranteed Obligation that are expressly available to Parent under the Merger Agreement, (iii) breach by the Guaranteed Party of this Limited Guarantee, (iv) payment of the Guaranteed Obligation, or (v) defenses to the payment of the Guarantors’ obligations expressly provided for under this Limited Guarantee).

3.                  Sole Remedy.

(a)           The Guaranteed Party acknowledges and agrees, on behalf of itself and its Related Persons, that:

(i)          the sole cash asset of Parent is cash in a de minimis amount, and that no additional funds are expected to be contributed to Parent unless and until the Closing occurs in accordance with the terms and conditions of the Merger Agreement, and that, without limiting the rights of the Guaranteed Party under this Limited Guarantee or the Merger Agreement, prior to the valid termination of the Merger Agreement, and subject to all of the terms, conditions and limitations herein and therein, the Guaranteed Party shall not have any right to cause any assets to be contributed to Parent by the Guarantors, any of the Guarantor’s Related Persons (as defined below) or any other Person;

(ii)         notwithstanding anything that may be expressed or implied in this Limited Guarantee, the Merger Agreement, or any other document or instrument delivered in connection herewith or therewith or the transactions contemplated hereby or thereby, the Guarantors shall not have any obligation or liability to any Person relating to, arising out of or in connection with, this Limited Guarantee, the Merger Agreement, or any other document or instrument delivered in connection herewith or therewith or the transactions contemplated hereby or thereby (or the termination or abandonment thereof), other than as expressly set forth herein or therein, and that no Person other than the Guarantors shall have any liability or obligation under this Limited Guarantee; and

(iii)        notwithstanding that each Guarantor is a partnership, limited partnership or limited liability company, the Guaranteed Party has no and shall have no right of remedy, recourse or recovery (whether at law or equity or in tort, contract or otherwise) against any Guarantor’s Related Persons (or any Related Person of such Persons, for the avoidance of doubt, excluding the Guarantors) under this Limited Guarantee, and no personal liability or obligation whatsoever shall attach to any Guarantor’s Related Persons (or any Related Person of such Persons, for the avoidance of doubt, excluding the Guarantors) under this Limited Guarantee, in each case, whether by or through any Guarantor, Parent or any other Person, whether by or through attempted piercing of the corporate, limited liability company or limited partnership veil or similar action, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, by or through a claim (whether at law or equity or in tort, contract or otherwise) by or on behalf of Parent against any Related Person of any Guarantor (or any Related Person of such Persons, for the avoidance of doubt, excluding the Guarantors), and in no event shall the Guaranteed Party or any of its Related Persons (or any Related Person of such Persons) seek any damages hereunder of any kind or any other recovery, judgment, or remedies of any kind (including any multiple, consequential, indirect, special, statutory, exemplary or punitive damages) in excess of the Maximum Aggregate Amount against the Guarantors or any Related Person of any Guarantor (or any Related Person of such Persons) pursuant to the terms and subject to the conditions hereof (or, with respect to each Guarantor, more than the lesser of (x) such Guarantor’s Maximum Guarantor Amount, if any and (y) such Guarantor’s Pro Rata Percentage of the Maximum Aggregate Amount).

(b)           The recourse against the Guarantors expressly provided for under this Limited Guarantee shall be the sole and exclusive remedy hereunder (whether at law, in equity, in contract, in tort or otherwise) of the Guaranteed Party and all of its Related Persons against the Guarantors and any Guarantor’s Related Persons (and any Related Person of such Related Persons), and none of the Guarantors nor any Guarantor’s Related Persons (nor any Related Person of such Persons) will have any obligation or liability to any Person, in each case, in respect of any breaches, losses, damages, liabilities or obligations arising under, or in connection with, this Limited Guarantee, the Merger Agreement, or any other document or instrument delivered in connection herewith or therewith or the transactions contemplated hereby or thereby (or the termination or abandonment thereof) or otherwise, including in respect of any oral representations made or alleged to be made in connection herewith or therewith. The Guaranteed Party hereby unconditionally and irrevocably covenants and agrees that it shall not institute, directly or indirectly, and shall cause its Related Persons (and any Related Person of such Persons) not to institute, directly or indirectly, any proceeding or bring any other claim (whether at law, in equity, in contract, in tort or otherwise) arising under, or in connection with, this Limited Guarantee, the Merger Agreement, or any other document or instrument delivered in connection herewith or therewith or the transactions contemplated hereby or thereby (or the termination or abandonment thereof) or otherwise, or in respect of any oral representations made or alleged to be made in connection herewith or therewith, against any Guarantor or any Guarantor Related Person (or any Related Person of such Persons). As used in this Limited Guarantee, the term “Related Person” shall mean, with respect to any Person, any former, current or future direct or indirect equity holder, controlling person, general or limited partner, officer, director, employee, investment professional, manager, stockholder, member, agent, affiliate, assignee, representative or financing source of any of the foregoing or any of their respective successors or assigns. Notwithstanding anything to the contrary, this Section 3 shall not limit (i) the rights of the Guaranteed Party to enforce this Limited Guarantee against the Guarantors in accordance with and subject to the terms and conditions of this Limited Guarantee, (ii) any rights and remedies under the Confidentiality Agreement as provided therein, (iii) any proceeding or claim against Parent, Merger Sub or, following Closing, the Surviving Company, and (iv) any rights and remedies under the BBAM Agreement, the Voting Agreement, or the Assignment and Assumption Agreement as provided therein (the proceedings, rights, remedies and claims in clauses (i) through (iv), “Permitted Claims”).

(c)           The Guaranteed Party further unconditionally and irrevocably covenants and agrees that, notwithstanding anything contained herein or otherwise, the Guaranteed Party has no right to recover, and shall not recover, and the Guaranteed Party shall not institute, directly or indirectly, against any Guarantor or any Guarantor’s Related Persons (or any Related Person of any of the foregoing Persons) and shall cause its Related Persons (and any Related Person of such Persons) not to institute, directly or indirectly, any proceeding or bring any other claim in the name of or on behalf of the Guaranteed Party to recover more than the Maximum Aggregate Amount in respect of any breaches, losses, damages, liabilities or obligations arising under, or in connection with, this Limited Guarantee, the Merger Agreement, or any other document or instrument delivered in connection herewith or therewith or the transactions contemplated hereby or thereby (or the termination or abandonment thereof), except Permitted Claims, and the Guaranteed Party shall promptly return all monies paid to it or its Related Persons in excess of the Maximum Aggregate Amount or applicable Maximum Guarantor Amount to the applicable Guarantor or Guarantors.

(d)           Nothing set forth in this Limited Guarantee shall confer or give to any Person other than the Guaranteed Party any rights, remedies or recourse against any Person, including the Guarantors and their Related Persons (and any Related Person of such Persons), except as expressly set forth herein. The Guaranteed Party acknowledges and agrees, on behalf of itself and its Related Persons, that each Guarantor is agreeing to enter into this Limited Guarantee in reliance on the provisions set forth in this Section 3. This Section 3 shall survive the termination of this Limited Guarantee. Notwithstanding anything to the contrary in this Limited Guarantee, the limitations in this Section 3 shall not apply in the case of actual fraud of any Guarantor.

4.                  Representations and Warranties. Each Guarantor, severally and not jointly, and not jointly and severally, hereby represents and warrants with respect to itself that:

(a)           it is a duly organized and validly existing entity in good standing in its state of organization and has (and will continue to have) the requisite authority to execute and deliver this Limited Guarantee and to fulfill and perform its obligations hereunder;

(b)           the execution, delivery and performance of this Limited Guarantee have been duly authorized by all necessary action by such Guarantor, and this Limited Guarantee has been duly executed and delivered by such Guarantor;

(c)           all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority or other Person necessary for the due execution, delivery and performance of this Limited Guarantee by such Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice or filing with, any Governmental Authority or regulatory body or other Person is required in connection with the execution, delivery or performance of this Limited Guarantee;

(d)           this Limited Guarantee constitutes a legal, valid and binding obligation of such Guarantor, enforceable against such Guarantor in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws relating to or affecting creditors’ rights generally, or by general principles of equity);

(e)           such Guarantor has unfunded capital commitments in an amount not less than such Guarantor’s Maximum Guarantor Amount or has such other financial means at its disposal to enable such Guarantor to pay such Guarantor’s Maximum Guarantor Amount when due pursuant to the terms and subject to the conditions of this Limited Guarantee, and all funds necessary for such Guarantor to pay such Guarantor’s Maximum Guarantor Amount shall be available to such Guarantor for so long as this Limited Guarantee shall remain in effect; and

(f)            it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement.

5.                  Termination. This Limited Guarantee shall terminate and be of no further force and effect and the Guarantors shall have no further obligation or liability under this Limited Guarantee, the Merger Agreement, or any other document or instrument delivered in connection herewith or therewith or in respect of the transactions contemplated hereby or thereby (or the termination or abandonment thereof) except the Confidentiality Agreement, the BBAM Agreement, and the transactions contemplated thereby, as of the earliest to occur of: (i) the Closing; (ii) the payment in full of the all Guaranteed Obligations pursuant to this Limited Guarantee; (iii) the termination of the Merger Agreement in accordance with its terms, provided that all Guaranteed Obligations set forth in clauses (iii) and (iv) of Section 1 have been satisfied; and (iv) the termination of this Limited Guarantee by mutual written agreement of the Guarantors and the Guaranteed Party. Upon any termination of this Limited Guarantee, no Person shall have any rights or claims (whether at law, in equity, in contract, in tort or otherwise) against the Guarantors or their respective Related Persons (and any Related Person of such Persons) under this Limited Guarantee, the Merger Agreement, or any other document or instrument delivered in connection herewith or therewith or in connection with, the transactions contemplated hereby or thereby (or the termination or abandonment thereof), or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, in each case except for Permitted Claims, and neither the Guarantors nor their respective Related Persons (or any Related Person of such Persons) shall have any further liability or obligation relating to or arising from this Limited Guarantee, the Merger Agreement or any other document or instrument delivered in connection herewith or therewith or the transactions contemplated hereby or thereby (or the termination or abandonment thereof), or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, in each case except for Permitted Claims, and except that Section 3, this Section 5, Section 6, Section 7 and Section 9 through and including Section 16 will survive termination of this Limited Guarantee in accordance with their respective terms and conditions. In the event that the Guaranteed Party or any Related Person of the Guaranteed Party (acting in an authorized capacity on behalf of the Guaranteed Party) asserts, directly or indirectly, in any litigation or any other proceeding (whether at law, in equity, in contract, in tort or otherwise) (a) that the provisions of Section 1 hereof limiting the Guarantors’ aggregate liability to the Maximum Aggregate Amount (or, with respect to each Guarantor, the lesser of (x) such Guarantor’s Maximum Guarantor Amount and (y) such Guarantor’s Pro Rata Percentage of the Maximum Aggregate Amount) or the provisions of Section 3 hereof or the provisions of this Section 5 are illegal, invalid or unenforceable, in whole or in part or (b) any theory of liability against any Guarantor or any of its Related Persons (or any Related Person of such Persons) with respect to the transactions contemplated by this Limited Guarantee, the Merger Agreement, or any other document or instrument delivered in connection herewith or therewith, or any of the transactions contemplated hereby or thereby (or the termination or abandonment thereof) (including, in each case, in respect of any oral representations made or alleged to be made in connection herewith or therewith), except for Permitted Claims, then (x) the obligations of the Guarantors under this Limited Guarantee shall immediately terminate without the need for any further action by any Person and shall thereupon be null and void ab initio and of no further force and effect, (y) if any Guarantor has previously made any payments under this Limited Guarantee, such Guarantor shall be entitled to recover such payments from the Guaranteed Party and (z) neither the Guarantors nor their respective Related Persons (nor any Related Person of such Persons) shall have any liability or obligation to the Guaranteed Party or any of its Related Persons (or any Related Person of such Persons) with respect to the transactions contemplated by the Merger Agreement, this Limited Guarantee, or any other document or instrument delivered in connection herewith or therewith or the transactions contemplated hereby or thereby (including in respect of any oral representations made or alleged to be made in connection therewith), or the termination or abandonment thereof.

6.                  Entire Agreement. This Limited Guarantee, together with the Merger Agreement, the Company Disclosure Letter, the Confidentiality Agreement, the BBAM Agreement, the Voting Agreement and the Assignment and Assumption Agreement, constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede and cancel any and all prior or contemporaneous discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, express or implied, among Parent and the Guarantors or any of their Related Persons (or any Related Person of such Persons), on the one hand, and the Guaranteed Party or any of its Related Persons (or any Related Person of such Persons), on the other hand regarding the subject matter hereof. Except as expressly provided in this Limited Guarantee, no representation or warranty has been made or relied upon by any of the parties to this Limited Guarantee with respect to this Limited Guarantee.

7.                  Amendments and Waivers. No amendment or waiver of any provision of this Limited Guarantee will be valid and binding unless it is in writing and signed, in the case of an amendment, by each of the Guarantors and the Guaranteed Party or, in the case of a waiver, by the party or each of the parties against whom the waiver is to be effective. No waiver by any party of any breach or violation of, or default under, this Limited Guarantee, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation or default hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power or remedy under this Limited Guarantee will operate as a waiver thereof.

8.                  Payments. All payments to be made hereunder by each Guarantor shall be made in lawful money of the United States of America at the time of payment, shall be made in immediately available funds.

9.                  Counterparts; Notices.

(a)           Counterparts. This Limited Guarantee agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts (and may be delivered by facsimile transmission or via email as a portable document format), each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

(b)           Notices.      All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given (x) on the date of delivery if delivered personally, or if by e mail, on the date of transmittal, provided no “bounce back” or similar message of non-delivery is received with respect thereto, (y) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (z) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to any Guarantor, to:

c/o Carlyle Aviation Partners Ltd
848 Brickell Avenue, Suite 500
Miami, FL 33131
Attention:       Bill Hoffman; Z. Clifton Dameron
Email:               billh@carlyle.aero;
                         clifD@carlyle.aero

with a copy (which shall not constitute actual or constructive notice) to:

Milbank LLP
55 Hudson Yards
New York, NY 10001
Attention:       Dean W. Sattler; Drew S. Fine; Iliana Ongun
E-mail:              dsattler@milbank.com;
                         dfine@milbank.com;
                          iongun@milbank.com

If to the Guaranteed Party, to:

Fly Leasing Limited
West Pier Business Campus, Dun Laoghaire
County Dublin A96 N6T7, Ireland
Attention:      General Counsel
E-mail:             legal@bbam.com

with a copy (which shall not constitute actual or constructive notice) to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166-0193

Attention:      Barbara Becker; Boris Dolgonos; Saee Muzumdar

                E-mail:             BBecker@gibsondunn.com;

                                         BDolgonos@gibsondunn.com;
                                         SMuzumdar@gibsondunn.com

10.              No Assignment. This Limited Guarantee and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Limited Guarantee nor any of the rights, interests or obligations hereunder may be assigned or delegated by either the Guarantors or the Guaranteed Party to any other Person without the prior written consent of the Guaranteed Party (in the case of an assignment by any Guarantor) or all of the Guarantors (in the case of an assignment by the Guaranteed Party) and any purported assignment without such consent shall be null and void and of no force and effect.

11.                No Third Party Beneficiaries. This Limited Guarantee is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, except that each Related Person of any Guarantor (and any Related Person of such Persons) shall be considered a third party beneficiary of the provisions of Section 3 and Section 5 hereof.

12.               Interpretation. The headings and titles contained in this Limited Guarantee are for convenience purposes only and will not in any way affect the meaning or interpretation hereof. The parties have participated jointly in negotiating and drafting this Limited Guarantee. If an ambiguity or a question of intent or interpretation arises, this Limited Guarantee shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Limited Guarantee.

13.               Confidentiality. This Limited Guarantee is being provided to the Guaranteed Party solely in connection with the Merger Agreement and the transactions contemplated thereby. Each party hereto (and any other Person who shall receive a copy hereof as permitted pursuant hereto) shall keep strictly confidential this Limited Guarantee and all information obtained by it with respect to the other parties hereto in connection with this Limited Guarantee, and will use such information solely in connection with the transactions contemplated hereby. Notwithstanding the foregoing, any party hereto and its Party Representatives (as defined below) may disclose this Limited Guarantee and its terms and conditions (i) to any of such party’s affiliates and its and their respective affiliates’ controlling persons, general or limited partners, officers, directors, employees, investment professionals, investment advisory clients, managers, equity holders, stockholders, members, attorneys, agents, assignees, financing sources or other representatives of any of the foregoing (all of the foregoing, collectively, “ Party Representatives”) or (ii) if required by applicable Law, securities exchange regulation, or by any court order or by a Governmental Entity, including to any banking or insurance regulatory agency in connection with the Guarantor and its Party Representatives’ ordinary course corporate governance and regulatory obligations or in the Proxy Statement. Except as set forth herein, this Limited Guarantee may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of the Guarantor.

14.               Severability. Any term or provision of this Limited Guarantee that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof (and this Limited Guarantee shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein) or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

15.                Governing Law; Forum.

(a)           This Limited Guarantee, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Limited Guarantee or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

 (b)           Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Limited Guarantee and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Limited Guarantee and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, solely in the case that jurisdiction is not available in the Court of Chancery of the State of Delaware, any state or federal court within the State of Delaware) (the “Chosen Courts”). Each of the parties hereto hereby irrevocably submits with regard to any such Proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the Chosen Courts and agrees that it will not bring any action relating to this Limited Guarantee or any of the transactions contemplated by this Limited Guarantee in any court other than the Chosen Courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any legal action or proceeding with respect to this Limited Guarantee, (A) any claim that it is not personally subject to the jurisdiction of the Chosen Courts, (B) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) to the fullest extent permitted by applicable Law, any claim that (1) the legal action or proceeding in such court is brought in an inconvenient forum, (2) the venue of such legal action or proceeding is improper or (3) this Limited Guarantee, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 9(b); provided, that (i) nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law and (ii) each such party’s consent to jurisdiction and service contained in this Section 15 is solely for the purpose referred to in this Section 15 and shall not be deemed to be a general submission to said courts or in the State of Delaware other than for such purpose.

16.              Waiver of Trial by Jury. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS LIMITED GUARANTEE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Limited Guarantee as of the date first set forth above.

GUARANTOR:

SASOF V LP, a Delaware limited partnership

By:	Carlyle Aviation Services V LP, a Cayman
Islands exempted limited partnership, as its general
partner

By:	Carlyle Aviation Services V UGP Ltd., a Cayman
Islands exempted company, as its general partner

By:	/s/ Robert G. Korn
Name:	Robert G. Korn
Title:	Director

GUARANTOR:

SASOF OFFSHORE V LP, a Cayman Islands

exempted limited partnership

By:	Carlyle Aviation Services V LP, a Cayman
Islands exempted limited partnership, as its general
partner

By:	Carlyle Aviation Services V UGP Ltd., a Cayman
Islands exempted company, as its general partner

By:	/s/ Robert G. Korn
Name:	Robert G. Korn
Title:	Director

Signature Page to Limited Guarantee

GUARANTEED PARTY:

FLY LEASING LIMITED

By:	/s/ Colm Barrington
Name:	Colm Barrington
Title:	Chief Executive Officer

Signature Page to Limited Guarantee

Exhibit A

Guarantor	Maximum Guarantor Amount	Pro Rata Percentage
SASOF V LP	$407,100,000	70.8%
SASOF Offshore V LP	$167,900,000	29.2%
TOTAL	$575,000,000	100%